December 19, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Michael Volley
Amit Pande
Madeleine Mateo
James Jopez

RE:	Cambridge Bancorp

Form 10-K for the Year Ended December 31, 2022

Form 10-Q for the Quarter Ended September 30, 2023

File No. 001-38184

Ladies and Gentlemen:

Reference is made to your letter, dated December 12, 2023, regarding comments made by the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2023. This letter repeats the comment in the Staff’s letter in bolded typeface followed by a response prepared by management of Cambridge Bancorp (the “Company”) together with our legal representatives. We have also sent to your attention courtesy copies of this letter.

Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2023

Market Risk and Asset Liability Management, page 50

1.

We note the statement on page 50 that various reports are “compared to limits established by the Company’s ALCO policies and appropriate adjustments may be made if the results are outside the established limits.” Please revise future filings to include a materially complete description of how you seek to manage risks due to changes in interest rates and other material impacts on your operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors. For example, it is unclear if the 18.9% decrease in the economic value of equity referenced on page 51 was outside established limits. Please clarify

Division of Corporation Finance

December 19, 2023

the ALCO-approved limits and, with a view to disclosure, advise us of the extent to which the ALCO has approved risk profiles that do not conform to management and Board risk tolerances. Clarify the extent to which such limits and other policies and controls have been changed due to the economic and other developments referenced elsewhere.

COMPANY RESPONSE: The Company acknowledges the Staff’s comment. In future filings, the Company will include a materially complete description of how the Company seeks to manage risks due to changes in interest rates and other impacts on the Company’s operational facts and circumstances, including any management or corporate governance controls or procedures for identifying and responding to rapid changes in interest rates due to or as a result of exogenous or unknown factors.

Below is additional disclosure that the Company proposes to include in future filings:

The Company’s interest rate risk measurement philosophy focuses on maintaining an appropriate balance between the theoretical and the practical; especially given that the primary objective of the Company’s overall asset/liability management process is to assess the level of interest rate risk in the Company’s balance sheet.

Therefore, the Company models a set of interest rate scenarios capturing the financial effects of a range of plausible rate scenarios; the collective impact of which is designed enable the Company to understand the nature and extent of its sensitivity to interest rate changes. Doing so necessitates an assessment of rate changes over varying time horizons and of varying/sufficient degrees such that the impact of embedded options within the balance sheet are sufficiently examined. Plausible rate scenarios are also intended to capture the notion of

“rational expectations” as it relates to how the impact of rate changes “are likely” to flow through the Company’s actual earnings.

The Company has designed its interest rate risk measurement activities to include the following core elements:

•	interest rate ramps and shocks

•	parallel and non-parallel yield curve shifts

•	a set of “benchmark” rate scenarios

•	a set of alternative rate scenarios, the nature of which change based upon prevailing market conditions

The Company’s primary tools in managing Interest Rate Risk (“IRR”) are income simulation models. The income simulation models are utilized to quantify the potential impact of changing interest rates on earnings and to identify expected earnings trends given longer-term rate cycles. Standard gap reports are also utilized to provide supporting detailed information.

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December 19, 2023

The Company also recognizes that a sustained environment of higher/lower interest rates will affect the underlying value of the Company’s assets, liabilities and off-balance sheet instruments since the present value of their future cash flows (and the cash flows themselves) change when interest rates change. In order to monitor the long-term structural and economic position of the balance sheet, the ALCO reviews the Economic Value of Equity (“EVE”) measure on a quarterly basis.

IRR considerations include but are not limited to:

•	timing differences in the maturity/repricing of the Company’s assets, liabilities, and off-sheet balance sheet contracts (mismatch risk);

•	the effect of embedded options, such as loan prepayments, interest rate caps, and deposit/withdrawals (option risk);

•	unexpected shifts of the yield curve that affect both the slope and shape of the yield curve (yield curve risk); and

•	differences in the behavior of lending and funding rates (basis risk).

The Company has established limits for both the Company’s IRR position and EVE position as described below which are designed to monitor against both gradual and rapid changes in interest rates due to known and unknown or exogenous factors.

The Company has established the following limits for IRR:

•	Projected net interest income in months one through twelve will not decline by more than 10% for any scenario tested.

•	Projected net interest income in months 13 through 24 will not decline by more than 20% for any scenario tested.

•

Projected net income over the twelve month period immediately following the testing date will not decline by more than 25% given a gradual shift (i.e., over a twelve month period) in interest rates of up to -200 to +200 basis points and assuming no balance sheet growth.

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December 19, 2023

The Company has established the following limits for changes to EVE:

Interest Rate Shock (in basis points)	Maximum Sensitivity	Minimum EVE Ratio
+400	-40%	5%
+300	-30%	5%
+200	-20%	5%
+100	-10%	5%
0
-100	-10%	5%
-200	-20%	5%
-300	-30%	5%

A violation of the Company’s Investment & Asset Liability policy will only occur when both the Maximum Sensitivity threshold and the Minimum EVE Ratio are breached at the same time.

The Company evaluates its IRR and EVE limits on a periodic basis (not less frequently than annually), including in response to increases in the federal funds rate and other economic developments, and, as a result of that evaluation, will, as appropriate, modify the applicable limit. The ALCO then approves any modifications of the IRR or EVE limits.

As part of its quarterly report to the Company’s Risk Committee, the ALCO reviews the Company’s IRR position relative to the current limits noted above. All IRR exceptions are discussed and documented by the Risk Committee in its minutes and are available for review at the Board’s next subsequent meeting. If any of the current limits are exceeded for more than two consecutive quarterly periods, the ALCO will discuss with the Risk Committee its plans to bring the Company back within the applicable limits, or, if no action is recommended, the ALCO will discuss why it believes no action is appropriate. In order for the Company to continue to operate outside the limits for more than two consecutive quarterly periods, approval of the Risk Committee is required. For the periods ended December 31, 2022 and September 30, 2023, the ALCO did not approve any risk profiles that do not conform to management and Board risk tolerances, including the IRR and EVE limits.

The Company believes its existing IRR and EVE limits, policies and controls are adequate at this time.

Division of Corporation Finance

December 19, 2023

Please contact me at Joseph.Sapienza@cambridgetrust.com or at 617-441-1550 in connection with questions or comments concerning the above response. Thank you for your attention to this matter.

Very truly yours,

/s/ Joseph Sapienza

Joseph Sapienza
Interim Chief Financial Officer